October 14, 2014	News Release 14–19

SILVER STANDARD ANALYST TOUR AT MARIGOLD HIGHLIGHTS LIFE OF MINE PLAN AND EXPLORATION RESULTS
VANCOUVER, B.C. -- Silver Standard Resources Inc. (NASDAQ: SSRI) (TSX: SSO) (“Silver Standard”) provides an exploration update for recent activities at the Marigold mine (“Marigold”) in Nevada, U.S., in advance of an investment analysts site visit October 15, 2014.
Marigold is expected to produce an annual average of 186,000 ounces gold over a nine-year mine life, as reported in a news release dated October 6, 2014. With Marigold’s long-lived production profile and an average all-in sustaining cost of $986 per payable ounce of gold sold, Silver Standard is well-positioned for success through the precious metals cycle.

Exploration Progress at Marigold
The scheduled annual mineral resources exploration program was initiated in June 2014 and targets the discovery of near-surface gold mineralization proximal to the open pits and the upgrading of Inferred Mineral Resources to Indicated Mineral Resources. To September 15, 2014, a total of 76 reverse circulation drill holes, for a total of 13,089 meters, have been drilled and assayed. Of these, 43 drill holes intercepted gold mineralization exceeding mineral resources cut-off grade and width criteria. Selected results from the 43 drill holes that illustrate higher-grade gold intercepts have been included in Table 1 and Figure 1. Location data for all drill holes are included in Table 2.
Based on these positive results, the program has been expanded to 23,900 meters from a planned 15,400 meters with an additional 57 reverse circulation drill holes to be completed by year-end 2014. It is expected that these drill results will be incorporated into an updated mineral resources estimate which would be reported in the annual 2014 mineral resources and mineral reserves statement to be published in the first quarter of 2015.

Table 1. – Selected Drill Hole Highlights from the Marigold Exploration Program.

Hole ID	From (meters)	To (meters)	Width (meters)	Gold Grade (gpt)
MRA5932	158.5	216.4	57.9	0.5
MR5934	7.6	53.3	45.7	0.6
MRA5937	140.2	204.2	64.0	0.8
Including	182.9	195.1	12.2	2.0
MRA5947	54.9	76.2	21.3	1.6

Table 1. – Selected Drill Hole Highlights from the Marigold Exploration Program (continued).

Hole ID	From (meters)	To (meters)	Width (meters)	Gold Grade (gpt)
MRA5949	50.3	89.9	39.6	1.8
Including	57.9	68.6	10.7	4.5
MR5950	45.7	62.5	16.8	1.4
MRA5952	53.3	123.4	70.1	1.1
Including	62.5	73.2	10.7	4.2
MR5953	38.1	47.2	9.1	4.7
Including	39.6	44.2	4.6	8.7
MR5955	53.3	76.2	22.9	2.1
MR5961	97.5	125.0	27.4	1.5
MRA5972	129.5	182.9	53.3	2.4
Including	143.3	158.5	15.2	7.4
MRA5980	326.1	367.3	41.1	1.6
MRA5991	158.5	230.1	71.6	2.4
Including	199.6	216.4	16.8	8.0

Note: Selected results for down hole intercepts 24 gram-meters and higher. Width values refer to length of down hole intercept.

Presentation slides to be used during the investment analysts site visit will be available under the ‘Investors – Presentations and Events’ section at www.silverstandard.com.

Qualified Persons

The scientific and technical data contained in this news release relating to Marigold has been reviewed and approved by the following Qualified Person under National Instrument 43-101 - Standards of Disclosure for Mineral Projects:

▪	James Carver, SME Registered Member (#509390): Mr. Carver is our Chief Geologist at the Marigold Mine.

SOURCE: Silver Standard Resources Inc.
For further information contact:
W. John DeCooman, Jr.
Vice President, Business Development and Strategy
Silver Standard Resources Inc.
Vancouver, BC
N.A. toll-free: +1 (888) 338-0046
All others: +1 (604) 689-3846
E-Mail: invest@silverstandard.com

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Cautionary Note Regarding Forward-Looking Statements:
This news release contains “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of Canadian securities laws (collectively, “forward-looking statements”) concerning the anticipated developments in our operations in future periods, and other events or conditions that may occur or exist in the future. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.
Generally, forward-looking statements can be identified by the use of words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “assumes,” “intends,” “strategy,” “goals,” “objectives,” “potential” or variations thereof, or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions. These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including, without limitation, the following: uncertainty of production, development plans and cost estimates for the Pirquitas mine and the Marigold mine; future development risks, including start-up delays and operational issues; our ability to replace Mineral Reserves; our ability to complete and successfully integrate announced acquisitions, including the Marigold mine acquisition; our ability to obtain adequate financing for further exploration and development programs; commodity price fluctuations; political or economic instability and unexpected regulatory changes; currency fluctuations, particularly the value of the Argentine peso against the U.S. dollar; the possibility of future losses; general economic conditions; the recoverability of our interest in Pretium Resources Inc. (“Pretium”) and our other marketable securities, including the price of and market for Pretium’s common shares and such other marketable securities; potential export duty on current and past production of silver concentrate from the Pirquitas mine; recoverability and tightened controls over the VAT collection process in Argentina; counterparty and market risks related to the sale of our concentrates and metals; differences in U.S. and Canadian practices for reporting Mineral Reserves and Mineral Resources; uncertainty in the accuracy of Mineral Reserves and Mineral Resources estimates and in our ability to extract mineralization profitably; uncertainty in acquiring additional commercially mineable mineral rights; lack of suitable infrastructure or damage to existing infrastructure; delays in obtaining or failure to obtain governmental permits, or non-compliance with permits we have obtained; governmental laws and regulations, including health, safety and environmental laws and regulations, increased costs and restrictions on operations due to compliance with such regulations; reclamation requirements for our exploration properties; unpredictable risks and hazards related to the development and operation of a mine or mine property that are beyond our control; compliance with anti-corruption laws and increased regulatory compliance costs; complying with emerging climate change regulations and the impact of climate change; uncertainties related to title to our mineral properties and the ability to obtain surface rights; recoverability of deferred consideration to be received in connection with recent divestitures; our insurance coverage; civil disobedience in the countries where our properties are located; operational safety and security risks; actions required to be taken by us under human rights law; our ability to access, when required, mining equipment and services; competition in the mining industry for properties; our ability to attract and retain qualified personnel and management and potential labour unrest, including labour actions by our unionized employees at the Pirquitas mine; shortage or poor quality of equipment or supplies; claims and legal proceedings, including adverse rulings in current or future litigation against us and/or our directors or officers, and assessments; and those other various risks and uncertainties identified under the heading “Risk Factors” in our most recent Form 40-F filed with the U.S. Securities and Exchange Commission and Annual Information Form filed with Canadian securities regulatory authorities.
This list is not exhaustive of the factors that may affect any of our forward-looking statements. Our forward-looking statements are based on what our management currently considers to be reasonable assumptions, beliefs, expectations and opinions based on the information currently available to it. Assumptions have been made regarding, among other things: our ability to carry on our exploration and development activities; our ability to meet our obligations under our property agreements; the timing and results of drilling programs; the discovery of Mineral Resources and Mineral Reserves on our mineral properties; the timely receipt of required approvals and permits; the price of the minerals we produce; the costs of operating and exploration expenditures; our ability to operate in a safe, efficient and effective manner; our ability to obtain financing as and when required and on reasonable terms; and our ability to continue operating the Pirquitas mine and the Marigold mine. You are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. We cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect. Our forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.
Cautionary Note to U.S. Investors
This news release includes Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserves and the Mineral Resources estimates are made in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the SEC set out in Industry Guide 7. Consequently, Mineral Reserves and Mineral Resources information included in this news release is not comparable to similar information that would generally be disclosed by domestic U.S. reporting companies subject to the reporting and disclosure requirements of the SEC. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically produced or extracted at the time the reserve determination is made.

Figure 1. – Drill Hole Location Plan Map for Marigold Exploration Drill Program.

Discover, Define & Develop
MR5961
MR5955
MRA5952
5N
MR5953
MRA5949
MRA5947
MR5950
MRA5972
MRA5980
8S
MRA5991
MRA5932
MRA5937
MR5934
2014 Drilling
Highlighted Result
Resource Intercept
No significant assay
Pre – 2014 collar
MORE REFERENCES
Leach Pad
Waste Dump
Tailings Dump
Admin + plant complex
N
5000 ft.

Note: For clarity, some drill holes with ‘no significant assay’ intercept are omitted; see Table 2 for a complete list of drill holes and classification.

Table 2. - Drill hole reference data for the 2014 Marigold Exploration Drill Program to date.

Hole ID	UTM-N (Nad27 Zone 11)	UTM-E (Nad27 Zone 11)	Elevation (masl)	Azimuth (deg.)	Dip (deg.)	Length (meters)	Classification	Deposit Area
MR5916	4509806	485079	1517	224	-89	230	Resource	Hotshot
MR5918	4509776	485142	1518	65	-89	139	Resource	Hotshot
MR5919	4509743	485072	1520	87	-90	230	NSA	Hotshot
MR5920	4509745	485212	1521	276	-90	139	Resource	Hotshot
MR5921	4509685	485214	1524	104	-89	139	Resource	Hotshot
MR5926	4509442	484981	1532	154	-90	93	Resource	Hotshot
MR5933	4509009	485172	1542	118	-89	108	Resource	Hotshot
MR5934	4509194	485462	1523	290	-90	93	Highlights	Hotshot
MR5938	4512372	486592	1441	55	-89	93	NSA	5 North
MR5940	4512309	486618	1442	6	-89	108	NSA	5 North
MR5942	4512306	486550	1443	207	-89	108	Resource	5 North
MR5944	4512339	486517	1443	60	-89	78	Resource	5 North
MR5945	4512343	486477	1443	229	-90	108	Resource	5 North
MR5946	4512374	486509	1442	103	-90	93	Resource	5 North
MR5950	4512617	486489	1438	67	-89	108	Highlights	5 North
MR5953	4512863	487097	1427	58	-90	93	Highlights	5 North
MR5954	4512918	487026	1426	146	-90	108	Resource	5 North
MR5955	4512920	487084	1426	131	-89	108	Highlights	5 North
MR5956	4512983	487058	1425	144	-90	108	Resource	5 North
MR5959	4513101	486983	1423	360	-89	139	NSA	5 North
MR5960	4513165	486913	1423	133	-90	139	Resource	5 North
MR5961	4513191	486868	1423	124	-89	154	Highlights	5 North
MR5962	4513166	486852	1424	286	-90	139	Resource	5 North
MR5963	4513132	486764	1425	220	-89	245	NSA	5 North

Hole ID	UTM-N (Nad27 Zone 11)	UTM-E (Nad27 Zone 11)	Elevation (masl)	Azimuth (deg.)	Dip (deg.)	Length (meters)	Classification	Deposit Area
MR5966	4512739	486688	1433	22	-89	230	NSA	5 North
MR5967	4512650	486743	1434	324	-90	233	Resource	5 North
MR5968	4512706	486747	1433	103	-89	245	NSA	5 North
MR5974	4509736	486383	1496	332	-89	123	Resource	8 South
MR5976	4509726	486243	1501	250	-89	187	Resource	8 South
MR5982	4509980	485286	1509	342	-90	184	Resource	Hotshot
MR5984	4509835	485169	1515	185	-89	154	NSA	Hotshot
MR5985	4509467	485032	1532	155	-89	154	Resource	Hotshot
MR5987	4509406	484974	1532	161	-88	78	Resource	Hotshot
MR5988	4509806	486224	1500	118	-90	200	Resource	8 South
MRA5917	4509806	485080	1517	92	-62	154	Resource	Hotshot
MRA5922	4509559	485202	1532	90	-69	123	Resource	Hotshot
MRA5923	4509502	485133	1531	91	-46	169	Resource	Hotshot
MRA5924	4509775	484964	1520	92	-81	276	NSA	Hotshot
MRA5925	4509501	485001	1530	91	-80	108	Resource	Hotshot
MRA5927	4509442	484982	1532	90	-55	108	Resource	Hotshot
MRA5928	4509195	484871	1543	93	-86	154	Resource	Hotshot
MRA5929	4509437	485097	1540	90	-75	139	NSA	Hotshot
MRA5930	4509437	485098	1540	88	-48	139	Resource	Hotshot
MRA5931	4509530	485196	1534	91	-50	139	Resource	Hotshot
MRA5932	4509408	485510	1541	89	-79	230	Highlights	Hotshot
MRA5935	4508799	485271	1491	91	-65	62	Resource	Hotshot
MRA5936	4508920	485352	1506	269	-75	93	NSA	Hotshot
MRA5937	4509043	485322	1534	86	-70	215	Highlights	Hotshot
MRA5939	4512343	486590	1442	265	-75	108	NSA	5 North

Hole ID	UTM-N (Nad27 Zone 11)	UTM-E (Nad27 Zone 11)	Elevation (masl)	Azimuth (deg.)	Dip (deg.)	Length (meters)	Classification	Deposit Area
MRA5941	4512275	486675	1442	88	-65	200	NSA	5 North
MRA5943	4512307	486548	1443	268	-47	93	NSA	5 North
MRA5947	4512433	486522	1441	87	-79	169	Highlights	5 North
MRA5948	4512530	486506	1439	87	-74	169	Resource	5 North
MRA5949	4512585	486514	1438	88	-79	169	Highlights	5 North
MRA5951	4512746	486550	1435	272	-76	139	NSA	5 North
MRA5952	4512769	486436	1435	93	-55	139	Highlights	5 North

Note: Table 2 drill holes not reported in sequence have either been drilled and are awaiting assay results or have not yet been drilled. Descriptions for Classification include ‘Highlights’ which refers to ‘Highlighted Result’ included in Table 1 and Figure 1; ‘Resource’ which is ‘Resource Intercept’ in Figure 1; and ‘NSA’ which refers to ‘No Significant Assay’ in Figure 1.